March 21, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jennifer Angelini
Erin Purnell

Re:	New Horizon Aircraft Ltd.
Amendment No. 1 to Registration Statement on Form S-3
File No. 333-285000

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, JonesTrading Institutional Services LLC hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday March 25, 2025, or as soon as practicable thereafter.

Very truly yours,

JonesTrading Institutional Services LLC

/s/ Burke Cook
Burke Cook
General Counsel & Secretary

cc:	Duane Morris LLP
Dean Colucci